UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 3)*

ENTASIS THERAPEUTICS HOLDINGS INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

293614103

(CUSIP Number)

Pavel Raifeld
Chief Executive Officer
Innoviva, Inc.
1350 Old Bayshore Highway Suite 400
Burlingame, CA
877-202-1097

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 293614103

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Innoviva, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,345,794 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 37,345,794 (1)
	10	SHARED DISPOSITIVE POWER [0]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,345,794 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.0% (1)
14	TYPE OF REPORTING PERSON CO

(1)
Based on 27,291,563 shares of Common Stock outstanding as of July 31, 2020, as reported by the Issuer in its Form 10-Q filed on August 6, 2020, plus (i) 8,183,878 shares of Common Stock issued by the Issuer on September 1, 2020, including 4,672,897 shares of Common Stock issued to the Reporting Person, (ii) warrants to purchase 14,000,000 shares of Common Stock acquired by the Reporting Person on June 11, 2020 and (iii) warrants to purchase 4,672,897 shares of Common Stock acquired by the Reporting Person on September 1, 2020.

Explanatory Note

This Amendment No. 3 (the “Amendment No. 3”) amends and supplements the initial Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission on April 23, 2020, as amended by the amendment to Schedule 13D previously filed on June 11, 2020, as further amended by the amendment to Schedule 13D previously filed on August 31, 2020 (as amended, the “Schedule 13D”) with respect to shares of common stock, $0.001 par value per share (“Common Stock”) of Entasis Therapeutics Holdings Inc., a Delaware corporation (the “Issuer”) and warrants to acquire additional shares of Common Stock of the Issuer. Innoviva, Inc. (the “Reporting Person”) is filing this amendment to reflect the acquisition of additional shares of Common Stock and Common Warrants (as defined below). Except as specifically amended and supplemented by this Amendment No. 3, the Schedule 13D remains in full force and effect.

Item 2. Identity and Background

Schedule I of Item 2 is amended and restated as set forth on Schedule I, attached hereto.

Item 3. Source and Amount of Funds or Other Consideration
Item 3 in Schedule 13D is hereby supplemented as follows:
The aggregate purchase price for the Common Stock and the Common Warrants reported in this Amendment No.3 was approximately $12,500,000. The Common Stock and Warrants reported in this Amendment No.3 were acquired with funds provided from working capital of the Reporting Person.

Item 4. Purpose of Transaction
Item 4 in Schedule 13D is hereby supplemented as follows:
As previously disclosed on the Schedule 13D, on August 27, 2020, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the purchasers named therein (the “Investors”), including the Reporting Person, pursuant to which the Issuer agreed to issue and sell (i) an aggregate of 8,183,878 shares of Common Stock (the “Shares”), including 4,672,897 shares of Common Stock to be issued to the Reporting Person and (ii) warrants to purchase an aggregate of 10,507,710 shares of Common Stock (the “Common Warrants”), including 4,672,897 Common Warrants to be issued to the Reporting Person.
On September 1, 2020 in connection with the closing under the Securities Purchaser Agreement (the “Closing”), the Issuer issued to the Reporting Person 4,672,897 Shares and Common Warrants to purchase 4,672,897 shares of Common Stock. Each Common Warrant issued to the Reporting Person is exercisable immediately and has a term of five years and an initial exercise price of $2.675.
The Securities Purchase Agreement and the form of Common Warrant are attached as Exhibit 6 to the Schedule 13D of the Reporting Person filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 31, 2020 and are incorporated by reference in this Amendment No. 3; any description herein of the Securities Purchase Agreement and the form of Common Warrant are qualified in their entirety by reference to the Securities Purchase Agreement and form of Common Warrant so filed by the Reporting Person.
The Reporting Person may, from time to time and at any time, either alone or together with others: (i) acquire additional Common Stock and warrants and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) dispose of any or all of its Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities. The Reporting Person purchased the Common Stock and Common Warrants reported in this Amendment No. 3 for investment purposes.

Item 5. Interest in Securities of the Issuer
Item 5 in Schedule 13D is hereby amended and restated as follows:
The information contained in the cover page and in Item 4 to this Schedule 13D is hereby incorporated by reference into this Item 5. The Reporting Person did not otherwise acquire or sell any shares of Common Stock or other securities of the Issuer during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 in Schedule 13D is hereby supplemented as follows:

The information contained above in Item 4 is hereby incorporated by reference into this Item 6.

In connection with the Securities Purchase Agreement, at the Closing the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Investors. Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the SEC within 45 days after the closing for purposes of registering the resale of the Shares, the shares of Common Stock issuable upon exercise of the Common Warrants, the Common Warrants and any shares of Common Stock issued as a dividend or other distribution with respect to the Shares or shares of Common Stock issuable upon exercise of the Common Warrants. The Issuer also agreed to use its reasonable best efforts to cause this registration statement to be declared effective by the SEC within 90 days after the closing of the Offering (or within 120 days if the SEC reviews the registration statement).

The Registration Rights Agreement is attached as Exhibit 10.2 to the Form 8-K of the Issuer filed with the SEC on September 1, 2020 and is incorporated by reference in this Schedule 13D; any description herein of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement so filed by the Issuer.

Item 7. Material to Be Filed as Exhibits
Exhibit 7 – Securities Purchase Agreement, dated as of August 27, 2020, by and among Entasis Therapeutics Holdings Inc. and the Investors named therein, including certain exhibits thereto (incorporated by reference to Exhibit 6 to the Schedule 13D of the Issuer filed with the SEC on August 31, 2020).
Exhibit 8 – Registration Rights Agreement, dated September 1, 2020, by and between the Company and the Investors named therein (incorporated by reference to Exhibit 1.2 to the Form 8-K of the Issuer filed with the SEC on September 1, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2020

INNOVIVA, INC.

By: /s/ Pavel Raifeld
                Name: Pavel Raifeld
                Title: Chief Executive Officer

SCHEDULE I

The following information is set forth below with respect to each executive officer and director of the Reporting Person: name, business address, position with the Reporting Person and present principal occupation or employment and, for persons not employed by the Reporting Persons, the name, principal business and address of any corporation or other organization in which such employment is conducted.

Name	Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship
Directors
George W. Bickerstaff, III	(1)	Director	Managing Director of M.M. Dillon & Co., LLC (2)	United States
Mark DiPaolo	(1)	Director	Partner and the General Counsel of Sarissa Capital Management LP (3)	United States
Jules Haimovitz	(1)	Director	President of Haimovitz Consulting, Inc. (4)	United States
Odysseas D. Kostas	(1)	Director	Partner and Senior Analyst at Sarissa Capital Management LP (3)	United States
Sarah Schlesinger	(1)	Director	Associate Professor of Clinical Investigation at Rockefeller University and Senior Attending Physician at Rockefeller University Hospital (5)	United States

Executive Officers
Pavel Raifeld	(1)	Chief Executive Officer	Chief Executive Officer of the Reporting Person	United States
Marianne Zhen	(1)	Chief Accounting Officer	Chief Accounting Officer of the Reporting Person	United States

(1) 1350 Old Bayshore Highway Suite 400, Burlingame, CA.
(2) M.M. Dillon & Co., LLC is an investment banking firm. The address of M.M. Dillon & Co., LLC is 1 Sound Shore Dr, Greenwich, CT 06830.
(3) Sarissa Capital Management LP is a registered investment advisor. The address of Sarissa Capital Management LP is 660 Steamboat Rd, Greenwich, CT 06830.
(4) Haimovitz Consulting Inc. is a consulting firm. The address of Haimovitz Consulting, Inc. is N/A.
(5) Rockefeller University and the Rockefeller University Hospital are a center for research and graduate education in the biomedical sciences, chemistry, bioinformatics and physics. The address of Rockefeller University and Rockefeller University Hospital is 1230 York Ave, New York, NY 10065.